Fair Isaac Corporation

181 Metro Drive, Suite 700

San Jose, California 95110

March 20, 2013

Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549	BY EDGAR

Attention:	Ms. Mara L. Ransom

        Assistant Director

RE:	Fair Isaac Corporation

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 16, 2012

Definitive Proxy Statement on Schedule 14A

Filed January 7, 2013

File No. 001-11689

Ladies and Gentlemen:

On behalf of Fair Isaac Corporation (the “Company”), I am pleased to submit this response to the comments of the staff on the above-referenced filings, as set forth on Ms. Ransom’s letter dated March 8, 2013 (the “Comment Letter”). The Company’s responses correspond to the captions, headings and paragraph numbers of those comments in the Comment Letter (which are reproduced in italics below).

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

Short-Term Cash Incentives, page 28

1.	Please disclose the applicable participant performance factor for each NEO, including the factors considered by the board of directors and CEO, as applicable, in determining each NEO’s participant performance factor with a view to describing to investors how you arrive at the amounts paid to NEOs pursuant to your short term cash incentive program. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Company response:

At the beginning of each fiscal year, our Compensation Committee establishes individual performance goals for our CEO, and our CEO establishes individual performance goals for the other executive officers. These goals are designed to reflect the executive officer’s expertise and areas of responsibility within the Company. The primary goal for Mr. Pung during fiscal 2012 involved achievement of the Company’s expense plan, while the primary goal for Mr. Ill involved achievement of the Company’s revenue plan. As noted in the last paragraph of the “Short-Term Cash Incentives” section on page 29 of the definitive proxy statement, Mr. Pung and Mr. Ill were both highly effective in achieving their primary goals. Moreover, the CEO and Compensation Committee judged each to have performed well across their broader set of performance goals for fiscal 2012. After receiving input from the CEO based on the executive officers’ performance reviews, the Compensation Committee assigned Mr. Pung and Mr. Ill Management Incentive Plan awards reflecting participant performance factors of 123% and 138%, respectively.

The other three NEOs who received a short-term cash incentive payment for fiscal 2012 – Mr. Lansing, Mr. Wehmann and Dr. Wells – all commenced employment with the Company after the beginning of the fiscal year. The individual performance goals established for each of these individuals upon joining the Company involved a primary emphasis on effectively taking control of their respective functions. These goals included rapidly building rapport, assessing the alignment of resources and talent, and establishing priorities. As an inducement to accept the Company’s employment offer, each was guaranteed to receive a cash amount equal to the target incentive payment for his position (100% of annual base salary for Mr. Lansing and 50% of annual base salary for the others), prorated to reflect his partial year of service. In order to align with competitive market practice, these guaranteed minimum amounts were calculated at the time of hire without regard to the Budget Factor that depressed payout amounts for other participants in the Management Incentive Plan. At the end of the year, the CEO and Compensation Committee evaluated the performance of each of these NEOs and determined that the minimum guaranteed amounts were appropriate in each case. Note that we recorded the amounts paid to these three NEOs in the “Bonus” column of the Summary Compensation Table to reflect that these payments were provided by their employment agreements and were not determined in the same manner as the amounts paid to Mr. Pung and Mr. Ill were determined under the Management Incentive Plan.

Pursuant to their transition agreements, neither Dr. Greene nor Ms. Kerr was eligible to receive a short-term cash incentive payment for fiscal 2012.

In our future filings, we will include disclosure similar to what is set forth above regarding participant performance factors and how we arrive at these factors.

Executive Officer Letter Agreement – William Lansing, page 38

2.	In your response letter dated May 27, 2010, we note your response to comment 9 in our letter dated April 29, 2010, in which you indicated that in future filings you would briefly explain defined terms rather than refer the reader to the letter agreements that contain the defined terms. However, it appears that on pages 38-41, you continue to refer readers to various letter agreements rather than explain defined terms, such as “Cause” and “Good Reason.” Please revise your disclosure to comply with our previous comment.

Company response:

In our future filings we will briefly explain defined terms used in summaries of employment agreements rather than refer readers to the agreements.

Acknowledgement

In connection with responding to the Comment Letter, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael J. Pung

Michael J. Pung
Executive Vice President and Chief Financial Officer